SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Regency Centers Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

758849103

(CUSIP Number)

Gazit-Globe Ltd.

1 Hashalom Road

Tel-Aviv, Israel 67892

Tel: (03) 694-8000

Fax: (03) 696-1910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758849103	Page 2

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chaim Katzman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OR ORGANIZATION
United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,831 (1)
	8	SHARED VOTING POWER
18,478,863
	9	SOLE DISPOSITIVE POWER
160,831
	10	SHARED DISPOSITIVE POWER
18,478,863
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
18,639,694
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% (2)
14		TYPE OF REPORTING PERSON
IN

(1)	All Shareholdings throughout this filing have been rounded to the nearest whole number of shares.

(2)	The aggregate percentage of shares throughout this filing is based upon 170,104,317 shares issued and outstanding as of August 7, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2017.

CUSIP NO. 758849103	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
18,478,863
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
18,478,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
18,478,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,052,835
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,052,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
12,052,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,850,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit First Generation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,850,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,769,966
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,769,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,769,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN (USA) 2016, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,432,869
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,432,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,432,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN America 2016, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,769,966
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,769,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,769,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,426,028
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,426,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,426,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Silver Maple (2001), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,001,943
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,001,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,001,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ficus, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,424,085
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,424,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,424,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 13

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Regency Centers Corporation, a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Independent Drive, Suite 114, Jacksonville, Florida 32202. The aggregate percentage of shares throughout this filing is based upon 170,104,317 shares issued and outstanding as of August 7, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2017.

This Amendment No. 1 reflects the following changes:

●	the sale by Gazit First Generation LLC of 265,540 shares of Common Stock on September 11, 2017 for $64.30 per share;
●	the sale by MGN America, LLC of 546,613 shares of Common Stock on September 11, 2017 for $64.30 per share; and
●	the sale by MGN (USA) Inc. of 243,605 shares of Common Stock on September 11, 2017 for $64.30 per share.

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization
Chaim Katzman	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US/Israel
Gazit-Globe Ltd. (“Gazit”)	One Hashalom Road Tel Aviv, 67892 Israel	Israel
M G N (USA) INC. (“MGN”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
GAZIT (1995), INC. (“1995”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
Gazit First Generation LLC (“First Generation”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America, LLC (“MGN-A”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN (USA) 2016, LLC. (“MGN USA”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America 2016, LLC. (“MGN America”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
Gazit America, Inc. (“GAA”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Ontario, Canada
Silver Maple (2001), Inc. (“Silver Maple”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Nevada
Ficus, Inc. (“Ficus”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Delaware

CUSIP NO. 758849103	Page 14

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
Chaim Katzman	Chaim Katzman is the President and Chairman of the Board of Norstar Holdings Inc., Chairman of Gazit, and a non-executive Vice Chairman of the Board of the Issuer.
Gazit-Globe Ltd. (“Gazit”)	Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT”. Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe, Brazil and Israel, including shopping centers.
M G N (USA) INC. (“MGN”)	MGN invests in real estate related businesses, including the businesses of its affiliates, engaged in the acquisition, development and management of income producing properties in the US and Brazil. MGN is a wholly-owned subsidiary of Gazit.
GAZIT (1995), INC. (“1995”)	1995 invests in real estate related businesses, including the businesses of its affiliates. 1995 is a wholly-owned subsidiary of MGN.
Gazit First Generation LLC (“First Generation”)	First Generation invests in real estate related businesses, limited only to the businesses of its affiliates in United States. First Generation is a wholly owned subsidiary of 1995.
MGN America, LLC (“MGN-A”)	MGN-A invests in real estate related businesses, including the businesses of its affiliates. MGN-A is a subsidiary owned by MGN and 1995.
MGN (USA) 2016, LLC. (“MGN USA”)	MGN USA invests in real estate related businesses, including the businesses of its affiliates. MGN USA is a wholly-owned subsidiary of MGN.
MGN America 2016, LLC. (“MGN America”)	MGN America invests in real estate related businesses, including the businesses of its affiliates. MGN America is a wholly-owned subsidiary of MGN-A.
Gazit America, Inc. (“GAA”)	GAA invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. GAA is a wholly-owned subsidiary of Gazit.
Silver Maple (2001), Inc. (“Silver Maple”)	Silver Maple invests in real estate related businesses, including the businesses of its affiliates. Silver Maple is a wholly-owned subsidiary of GAA.
Ficus, Inc. (“Ficus”)	Ficus invests in real estate related businesses, including the businesses of its affiliates. Ficus is a wholly-owned subsidiary of GAA.

CUSIP NO. 758849103	Page 15

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below

Covered Persons with Respect to Gazit

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Dor J. Segal, Vice Chairman of the Board of Directors and Chief Executive Officer 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Vice Chairman and Chief Executive Officer of Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	US, Canada, Israel
Yair Orgler, Director Mordechai Maier 7/19, Tel-Aviv, Israel	Professor Emeritus of the Management Faculty, Tel-Aviv University	Tel-Aviv University Department of Finance The Leon Recanati Graduate School of Business Administration Box 39010 Ramat Aviv, Tel Aviv 69978 Israel	Israel
Haim Ben-Dor, Director 14 Nili Street, Jerusalem, Israel	Corporate Consultant	Haim Ben-Dor 14 Nili Street, Jerusalem, Israel	Israel
Zehavit Cohen, Director	Managing Partner	Apax Partners Israel Ltd. c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel Berkovich 4, the Museum Tower, 22 Fl., Tel Aviv, 6423806 Israel	Israel
Noga Knaz, Director 6 Sasha Argov Street, Tel-Aviv, Israel	General Manager	Rosario Capital Ltd. 2 Weitzman St., Amot Investment Tower Tel Aviv, Israel 64239	Israel
Douglas Sesler Director	Private Real Estate Investor; Executive Vice President for Real Estate, Macy's, Inc.	54 Northway Bronxville, NY 10708	US

CUSIP NO. 758849103	Page 16

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Ronnie Bar-On Director	Corporate Director	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Adi Jemini, Executive Vice President and Chief Financial Officer Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Executive Vice President and Chief Financial Officer, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President and Controller, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Gazit is traded on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT.” Approximately 50.85% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Norstar Holdings Inc. (“Norstar”), a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “NSTR.” Chaim Katzman, Chairman of the Board of Directors of Gazit, and certain members of his family, own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 24.3% of Norstar’s outstanding shares. Mr. Katzman also controls First U.S. Financial, LLC (“FUF”), which controls the voting rights of approximately 18.2% of Norstar’s outstanding shares. In addition, Mr. Segal, Gazit’s CEO and vice-chairman, holds 8.4% of Norstar’s outstanding shares. Additionally, Mr. Katzman and his related parties (the “Katzman Group”) have entered into a shareholders agreement with Mr. Segal and other related parties (the “Segal Group”) with respect to their holdings in Norstar, which, among other things, provides that (1) each member of the Segal Group will vote all of its shares and any other voting securities of Norstar over which it has voting control for nominees to Norstar’s board of directors as directed in writing by a representative of the Katzman Group and (2) each member of the Katzman Group will vote, subject to certain conditions, all of its shares and any other voting securities of Norstar over which it has voting control for the election to Norstar’s board of directors of two directors designated by the Segal Group, one of which must be an independent director (see Item 6). In aggregate, Mr. Katzman has the right to vote 57.2% of Norstar’s outstanding shares. Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may deemed to control Gazit. The public stockholders of Gazit own approximately 49% of the Ordinary Shares.

CUSIP NO. 758849103	Page 17

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Norstar are set forth below.

Covered Persons with Respect to Norstar

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors and CEO 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Bat-Ami Katzman-Gordon Director c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Project Manager, Cancer Genomics; University of Miami, Miami, Florida	Bat-Ami Katzman c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US
Dor J. Segal, Vice Chairman of the Board of Directors c/o First Capital Realty 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Vice Chairman and Chief Executive Officer of Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	US, Canada, Israel
Eli Shahar Director; 36 Shai Agnon Tel-Aviv, Israel	Corporate Consultant	Eli Shahar 36 Shai Agnon Tel-Aviv, Israel	Israel
Aviad (Adi) Armoni Director 19 Yehuda Hanasi Street, Tel Aviv, Israel	Dean of the Business School at The College of Management Academic Studies; Head of Graduate School of Business; Chairman, founder and owner of KBIS Ltd.;	A. Bina Consultancy and Management Ltd. 19 Yehuda Hanasi Street, Tel Aviv, Israel	Israel

CUSIP NO. 758849103	Page 18

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dina Ben-Ari Director 3951 194 TR. Sunny Isles Florida 33160	Head of Friends of the IDF, Miami, Florida	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Varda Zuntz Norstar Israel, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Company Secretary, Norstar	Norstar Israel, Ltd. 1 Hashalom Road Tel Aviv, 67892	Israel
Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Controller	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Zvi Gordon 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Vice President of Investments	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US

CUSIP NO. 758849103	Page 19

Covered Persons with Respect to MGN, 1995, MGN-A and First Generation

Name, Position with MGN, 1995, MGN-A, and First Generation & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President and Director
Dor J. Segal* Executive Vice President and Director
Adi Jemini,* Chief Financial Officer and Director

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to MGN America and MGN USA

Name, Position with MGN America, and MGN USA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President
Dor J. Segal* Executive Vice President
Adi Jemini* Chief Financial Officer, Treasurer and Secretary

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to GAA

Name, Position with GAA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal* President and Chairman, Director
Chaim Katzman* Director
Adi Jemini* Director
Alex Correia Secretary and Director	Company Secretary	First Capital Realty Inc. 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Canada

CUSIP NO. 758849103	Page 20

Covered Persons with Respect to Silver Maple and Ficus

Name, Position with Silver Maple and Ficus & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* Director
Dor J. Segal* President and Director
Adi Jemini* Director
Alex Correia** Executive Vice President and Secretary

*	See information provided for Covered Persons with Respect to Gazit, above.

**	See information provided for Covered Persons with Respect GAA, above.

Item 4.	Purpose of Transaction.

The disclosures required by this Item 4 are incorporated by reference to the information set forth in Item 4 of the previously filed Schedule 13D (except to the extent that the events described therein have already occurred and are therefore no longer relevant). Beyond as described in that information, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

CUSIP NO. 758849103	Page 21

Item 5.	Interests in Securities of the Issuer.

The aggregate percentage of shares throughout this filing is based upon 170,104,317 shares issued and outstanding as of August 7, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2017.

Chaim Katzman

(a)	Aggregate Number of Shares beneficially owned: 18,639,694 (11.0% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 160,831

(ii)	Shared power to vote or to direct the vote: 18,478,863

(iii)	Sole power to dispose or to direct the disposition of: 160,831

(iv)	Shared power to dispose or to direct the disposition of: 18,478,863

Mr. Katzman may be deemed to control Gazit. Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:

●	Mr. Katzman has sole voting and dispositive power over 160,831 Shares held directly by him and indirectly through family trusts, which he controls (not including 13,818 Shares held of record by family members); and

●	Mr. Katzman shares voting power and dispositive authority over 2,432,869 Shares with Gazit, MGN and MGN USA, as such Shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

●	Mr. Katzman shares voting and dispositive authority over 3,850,000 Shares with Gazit, MGN and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

●	Mr. Katzman shares voting and dispositive authority over 5,769,966 Shares with Gazit, MGN, MGN-A and MGN America, as such Shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

●	Mr. Katzman shares voting and dispositive authority over 4,001,943 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

●	Mr. Katzman shares voting and dispositive authority over 2,424,085 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP NO. 758849103	Page 22

(c)	Except as set forth herein, Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

Gazit

(a)	Aggregate Number of Shares beneficially owned: 18,478,863 (10.9% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 18,478,863

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 18,478,863

Of the Shares beneficially owned by Gazit as of the date of this filing:

●	Gazit shares voting and dispositive authority over 2,432,869 Shares with Mr. Katzman, MGN and MGN USA, as such Shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

●	Gazit shares voting and dispositive authority over 3,850,000 Shares with Mr. Katzman, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

●	Gazit shares voting and dispositive authority over 5,769,966 Shares with Mr. Katzman, MGN, MGN-A and MGN America, as such Shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

●	Gazit shares voting and dispositive authority over 4,001,943 Shares with Mr. Katzman, GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

●	Gazit shares voting and dispositive authority over 2,424,085 Shares with Mr. Katzman, GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, Gazit has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)	Not applicable.

CUSIP NO. 758849103	Page 23

MGN

(a)	Aggregate Number of Shares beneficially owned 12,052,835 (7.1% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,052,835

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,052,835

Of the Shares beneficially owned by MGN as of the date of this filing:

●	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, and Gazit, as such Shares are held directly by MGN, MGN-A and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

●	MGN shares voting and dispositive authority over 2,432,869 Shares with Mr. Katzman, MGN USA and Gazit, as such shares are held directly by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

●	MGN shares voting and dispositive authority over 5,769,966 Shares it beneficially owns with MGN-A and MGN America, as such Shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN; and

●	MGN shares voting and dispositive authority over 3,850,000 Shares it beneficially owns with 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, a wholly-owned subsidiary of MGN.

(c)	Except as set forth herein, MGN has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)	Not applicable.

1995

(a)	Aggregate Number of Shares beneficially owned: 3,850,000 (2.3% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,850,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,850,000

CUSIP NO. 758849103	Page 24

Of the Shares beneficially owned by 1995 as of the date of this filing:

●	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and First Generation as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, 1995 has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)	Not applicable.

First Generation

(a)	Aggregate Number of Shares beneficially owned: 3,850,000 (2.3% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,850,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(vi)	Shared power to dispose or to direct the disposition of: 3,850,000

Of the Shares beneficially owned by First Generation as of the date of this filing:

●	First Generation shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and 1995 as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, First Generation has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by First Generation.

(e)	Not applicable.

MGN-A

(a)	Aggregate Number of Shares beneficially owned: 5,769,966 (3.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

CUSIP NO. 758849103	Page 25

(ii)	Shared power to vote or to direct the vote: 5,769,966

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,769,966

Of the Shares beneficially owned by MGN-A as of the date of this filing:

●	MGN-A shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and MGN America, as such Shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, MGN-A has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN-A.

(e)	Not applicable.

MGN USA

(a)	Aggregate Number of Shares beneficially owned: 2,432,869 (1.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,432,869

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,432,869

Of the Shares beneficially owned by MGN USA as of the date of this filing:

●	MGN USA shares voting and dispositive authority over all Shares it beneficially owns with MGN, as such Shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, MGN USA has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN USA.

(e)	Not applicable.

CUSIP NO. 758849103	Page 26

MGN America

(a)	Aggregate Number of Shares beneficially owned: 5,769,966 (3.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,769,966

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,769,966

Of the Shares beneficially owned by MGN America as of the date of this filing:

●	MGN America shares voting and dispositive authority over all Shares it beneficially owns with MGN and MGN-A, as such Shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, MGN America has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN America.

(e)	Not applicable.

GAA

(a)	Aggregate Number of Shares beneficially owned: 6,426,028 (3.8% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,426,028

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 6,426,028

Of the Shares beneficially owned by GAA as of the date of this filing:

●	GAA shares voting and dispositive authority over 4,001,943 Shares it beneficially owns with Mr. Katzman, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

●	GAA shares voting and dispositive authority over 2,424,085 Shares it beneficially owns with Mr. Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, GAA has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.

(e)	Not applicable.

CUSIP NO. 758849103	Page 27

Silver Maple

(a)	Aggregate Number of Shares beneficially owned: 4,001,943 (2.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,001,943

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,001,943

Of the Shares beneficially owned by Silver Maple as of the date of this filing:

●	Silver Maple shares voting and dispositive authority over 4,001,943 Shares it beneficially owns with Mr. Katzman, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is itself a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, Silver Maple has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e)	Not applicable.

Ficus

(a)	Aggregate Number of Shares beneficially owned: 2,424,085 (1.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,424,085

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,424,085

Of the Shares beneficially owned by Ficus as of the date of this filing:

●	Ficus shares voting and dispositive authority over 2,424,085 Shares it beneficially owns with Mr. Katzman, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, Ficus has not effected any transactions in the Shares during the past 60 days.

CUSIP NO. 758849103	Page 28

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures required by this Item 6 are incorporated by reference to the information set forth in Item 6 of the previously filed Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
1.	Consent and Agreement to Joint Filing, by and among the Reporting Persons, dated March 6, 2017 (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC on March 6, 2017).
2.	Agreement and Plan of Merger, dated November 14, 2016, by and between the Issuer and Equity One, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016).
3.	Governance Agreement, dated November 14, 2016, by and among the Issuer, Gazit-Globe Ltd., MGN America, LLC, Gazit First Generation LLC, Silver Maple (2001) Inc., MGN (USA) Inc., MGN America 2016, LLC, MGN USA 2016, LLC and Ficus, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016).
4.	Stockholders Agreement, dated January 30, 2013, by and among, Mr. Chaim Katzman, First US Financial LLC, Mr. Dor J. Segal, and Ms. Erica Ottosson (incorporated by reference to Exhibit 4 to the Schedule 13D filed with the SEC on March 6, 2017).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN

Date: September 13, 2017	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Chairman

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

M G N (USA) INC.

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA, LLC.

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN (USA) 2016, LLC.

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to Schedule 13D

MGN AMERICA 2016, LLC

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT AMERICA, INC.

Date: September 13, 2017	By:	/s/ Dor J. Segal
	Name:	Dor J. Segal
	Title:	President and Chairman

Date: September 13, 2017	By:	/s/ Alex Correia
	Name:	Alex Correia
	Title:	Secretary

SILVER MAPLE (2001), INC.

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

FICUS, INC.

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT (1995), INC.

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT FIRST GENERATION LLC

Date: September 13, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: September 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to Schedule 13D